Cytomedix, Inc.

209 Perry Parkway, Suite 7, Gaithersburg, MD 20877

August 11, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Amanda Ravitz, Assistant Director

Re:	Cytomedix, Inc. Registration Statement on Form S-1 (File No. 333-197352)

(the “Registration Statement)

Dear Ms. Ravitz:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Cytomedix, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement be accelerated and that such Registration Statement become effective at 4:00 P.M., Washington, D.C. time, on August 12th, 2014, or as soon thereafter as practicable.

Furthermore, the Company represents to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Cytomedix, Inc.

/s/ Steven A. Shallcross
By:	Steven A. Shallcross
Chief Financial Officer